UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-15032

Enodis plc
(Registrant’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   X           Form 40-F: _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:         No:   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:         No:   X

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:         No:   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

On August 3, 2004, Enodis plc released an announcement regarding its financial results for the 39 weeks ended June 26, 2004. The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 39 weeks ended June 26, 2004.

****************************************************

3 August 2004

ENODIS PLC

Results for the 39 weeks ended 26 June 2004 (YTD04)

MOMENTUM IN NORTH AMERICAN FOOD SERVICE EQUIPMENT

£m (except EPS)
	Q304	Q303	YTD04	YTD03

Turnover	166.9	171.7	457.7	482.6
Operating profit	12.5	11.9	26.3	18.6
Adjusted operating profit*	15.5	16.5	35.3	36.0
Profit before tax	8.5	6.7	15.7	4.7
Adjusted profit before tax**	11.5	11.3	22.5	19.6
Basic and diluted earnings per share (pence)	1.6	1.2	3.0	0.4
Adjusted basic and diluted earnings per share (pence)**	2.4	2.4	4.6	4.1

Net debt			(118.8)	(174.0)

Like-for-like Food Equipment turnover***	166.1	156.8	456.6	447.1
Like-for-like Food Equipment operating profit***	18.5	16.9	43.6	38.8

Highlights

  Adjusted Group profit before tax YTD up 15% despite adverse foreign exchange movements of £2.3m

  Food Equipment like-for-like operating profit YTD up 12% and Q304 up 9% driven by improving conditions in North American Food Service Equipment markets which offset the impact of difficult markets in Europe and Food Retail

  Profit before tax YTD up £11.0m and Q304 up £1.8m

  Basic and diluted EPS YTD 3.0p versus 0.4p last year

  Continued reduction in net debt

*	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for more details).
**	Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details).
***	Prior year turnover and adjusted operating profit adjusted for foreign exchange (see Other unaudited financial information in the attached financial statements for details).

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Dave McCulloch, Chief Executive Officer, said:
“I am pleased with the quarter’s strong overall results. Our North American Food Service Equipment business more than doubled its turnover growth rate of 4% in Q2 to 9% in Q3, leading to an 18% improvement in like-for-like operating profits in the quarter. In both our European Food Service and Food Retail Equipment businesses progress was slowed by difficult markets and the inability to pass on all materials inflation which resulted in a slight decline in operating profits from last year.

“It is clear that North American restaurant operators now have the confidence to increase investment levels in equipment. Furthermore, our family of accelerated cooking systems and food preparation stations is attracting significant interest from a number of major chains.”

For further enquiries:
Dave McCulloch	Chief Executive Offcer	+44 20 7304 6006
Dave Wrench	Chief Financial Officer	+44 20 7304 6006
Andrew Lorenz/Peter Otero	Financial Dynamics	+44 20 7269 7291

A conference call for equity investors and analysts will be held today at 9.00am. We will also host a conference call for bondholders and US investors at 4.00pm today. The format of these calls will be a brief resume of the quarterly results and a Q&A session. For details, please contact Elaine Holder at Financial Dynamics on +44 (0) 20 7269 7121, or Tina Mularski at Enodis on +44 (0) 20 7304 6006.

SEC Filings

Enodis plc has a secondary listing on the New York Stock Exchange (Ticker symbol: ENO) and furnishes reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to economic downturns including delays on market improvements; competitive pricing pressures; consolidation or loss of large customers; changes in customer purchasing patterns; unfavorable changes in the price of commodities or raw materials; the results of technological developments; currency fluctuations; the outcome of current lawsuits; recognition of deferred tax assets; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under "Risk Factors" in our Form 20-F which was filed with the SEC during December 2003, as well as in more recent Form 6-K reports furnished with the SEC.

CHIEF EXECUTIVE OFFICER’S REVIEW

Results

Q304 Group turnover was £166.9m (Q303: £171.7m). Like-for-like Food Equipment turnover in the quarter was up 6% (£9.3m) at £166.1m as last quarter’s improvements have accelerated. This increase has been more than offset in actual Group turnover by the translation effect of foreign currency exchange rate movements, principally the weaker US dollar, of £14.9m.

YTD Group turnover was £457.7m (YTD03: £482.6m). Like-for-like Food Equipment turnover was up 2% to £456.6m YTD but this £9.5m increase was also more than offset in actual Group turnover by the translation effect of foreign currency exchange rate movements of £35.5m.

Q304 adjusted operating profit was £15.5m (Q303: £16.5m). Food Equipment like-for-like operating profit in the quarter was up £1.6m (9%) to £18.5m which broadly offset the £1.7m of currency effects. Food Service Equipment – North America like-for-like operating profit was up 18% with strong performances at our ice, refrigeration and fryer businesses. We are benefiting from: an improved economy; pent up demand for replacement equipment; penetration of several new products; and our efforts, over the last three years, to form a selective distribution programme involving consolidation of our US sales force, dealer and service network.

YTD adjusted operating profit was £35.3m (YTD03: £36.0m). Like-for-like YTD Food Equipment operating profit was up £4.8m (12%) to £43.6m although this has been partially offset by foreign currency translation effects (£3.4m in YTD). Food Service Equipment – North America like-for-like operating profit was up £4.2m (14%) to £34.4m. This more than offset lower European operating profits where unfavourable comparative figures resulted in part from the prior year profits from a major chain rollout that was not repeated in the current year. In addition, there has been increased current year product development spend and weak markets in the UK and continental Europe. The actions taken in early 2003 at Kysor Warren continued to be reflected in improved results in our Food Retail segment although the quarter on quarter comparative benefit has diminished and, as in Food Service Equipment, we saw substantially increased materials costs.

YTD adjusted profit before tax increased by 15% to £22.5m (YTD03: £19.6m) with adjusted operating profit £0.7m lower and interest £3.6m lower than the prior year. Adjusted profit before tax for the quarter was £11.5m (Q303: £11.3m) with adjusted operating profit £1.0m lower than last year, offset by a £1.2m lower interest charge.

YTD profit after tax improved by £10.4m to £11.8m, the result of improved operating profits, positive exceptional items and reduced interest costs. Profit after tax in the quarter was improved by £1.7m (35%) to £6.5m.

Net debt fell by £20.9m (15%) to £118.8m from £139.7m at 27 September 2003 with £11.1m of the decrease arising from favourable foreign exchange rate movements and the balance of £9.8m from our net cash flow which included capital expenditure of £8.0m as we have continued to invest in ERP systems. Compared to YTD03, net debt was down £55.2m (32%) at period end.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, which contribute approximately 75% of Global Food Service Equipment annual turnover, and those in Europe/Asia.

Like-for-like turnover in the quarter improved by 8% compared to Q303, driven by Food Service Equipment North America, as our North American businesses continued to increase quarter on quarter sales. Adverse foreign currency translation effects of £11.7m offset this like-for-like improvement with turnover reducing by £1.8m (1%) to £140.1m. The increased like-for-like turnover contributed to an 11% increase in like-for-like operating profit compared to Q303 which offset the adverse foreign currency translation effects of £1.5m.

YTD04 turnover was £17.0m lower compared to YTD03 as a like-for-like increase of £10.7m (3%) was offset by the translation effect of foreign currency exchange rate movements, principally the weakening US dollar, of £27.7m. The increased like-for-like turnover contributed to a £2.3m (6%) increase in like-for-like operating profit which almost offset the adverse foreign currency translation effects of £3.2m.

Turnover £m	YTD04	YTD03	FX	Like-for-Like YTD03

Food Service Equipment – North America	280.4	299.4	(28.2)	271.2

Food Service Equipment – Europe/Asia	106.7	104.7	0.5	105.2

Global Food Service Equipment	387.1	404.1	(27.7)	376.4

Food Service Equipment – North America like-for-like turnover in Q304 was up 9% compared to Q303, as the like-for-like improvements shown last quarter have continued, and up 3% compared to YTD03. Improving growth in North America is a combination of factors: an improved economy; increased confidence of restaurant operators (particularly large chains); pent-up demand for replacement equipment; the benefits of Enodis selective distribution programmes and penetration of several new products. We saw strong performances at a number of our businesses including our ice, refrigeration and fryer operations and we increased turnover in most product lines.

We are particularly optimistic about the potential of several of our accelerated cooking systems which, when combined with our cold preparation systems, provide food stations which are attracting significant interest from a number of major chains.

Food Service Equipment – Europe/Asia like-for-like turnover YTD increased by 1% as a 4% increase in Q304 started to improve the H104 breakeven position. The impact of difficult markets in the UK and continental Europe was offset by strong performances in our ice and beverage businesses.

Adjusted operating profit £m	YTD04	YTD03	FX	Like-for-Like YTD03

Food Service Equipment – North America	34.4	33.4	(3.2)	30.2

Food Service Equipment – Europe/Asia	5.0	6.9	-	6.9

Global Food Service Equipment	39.4	40.3	(3.2)	37.1

Food Service Equipment – North America like-for-like operating profit was up 18% in Q304 and 14% in YTD04. In Q304, our ice, refrigeration and fryer businesses have continued their strong year on year performances. The YTD year on year improvement in like-for-like operating profit arose from the combined effect of increased sales in most product lines and last year’s division-wide cost reduction programme.

As previously highlighted there have been significant commodity cost pressures, in particular steel surcharges. We have continued to mitigate these pressures through continued focus on our lean manufacturing and purchasing initiatives. In May 2004 we announced an additional price increase, effective 1 July 2004, which should complement our cost reduction initiatives and relieve more of the commodity cost pressures.

In Food Service Equipment - Europe/Asia, similar factors affected both the YTD and Q304 as like-for-like operating profit improvements in our ice businesses have been more than offset by increased product development costs in continental Europe and difficult trading conditions, particularly in the UK and continental Europe. Last year’s YTD comparative figures benefited from the contribution in the UK from a rollout of Merrychef ovens to a North American chain, not repeated this year. We are reviewing our options in Europe to improve efficiency.

Food Retail Equipment

Our Food Retail Equipment businesses operate predominantly in the USA with sales/service offices in Canada and Mexico.

£m	YTD04	YTD03	FX	Like-for-Like YTD03

Turnover	69.5	78.5	(7.8)	70.7

Adjusted operating profit	4.2	1.9	(0.2)	1.7

Kysor Warren has continued the progress shown in H104 and made small adjusted operating profit contributions in both YTD04 and Q304. The quarter on quarter comparative benefits of management actions started early in FY03 have diminished and, as in Food Service Equipment – North America, we are seeing increasing material costs. Operationally, Kysor Warren is now on a stable footing and we are now attacking the challenges of a difficult market in which our existing US supermarket customer base faces strong pressure from its competitors. We believe that we have broadly maintained our market share and we are targeting new business. However, many of our customers tend to award contracts for two to three year periods so renewals are infrequent. Generally the market is extremely tough with competitive pricing needed to both retain and win new business, adding to the difficulty of passing on increased commodity costs through price increases.

Food Retail Equipment like-for-like turnover was down 2% in YTD04, compared to YTD03 as a result of the market conditions described in the previous paragraph affecting Kysor Warren’s current supermarket customer base. This has offset improved turnover at Kysor Panel Systems and the benefits, particularly in Q204 and Q304, of new business in Mexico. Q304 like-for-like turnover was also down by 2% compared to Q303.

In YTD04, in addition to the operating profit effect of increased turnover at both Kysor Panel Systems and in Mexico, Kysor Warren continued its trend of improved results and was profitable compared to a like-for-like loss reported last year. Food Retail Equipment benefited from accrual releases arising from the satisfactory settlement of an outstanding legal claim in Q304. At £1.8m, like-for-like operating profit was flat in Q304 compared to Q303 as the quarter on quarter comparative effect of improvements at Kysor Warren has diminished.

OTHER

Exceptional items

The exceptional item in YTD04 relates to the release of disposal warranty accruals in H104 that are no longer required following the expiry of the associated warranty periods. There is no cash impact of this release.

Interest

The year to date interest charge was reduced by £3.6m (22%) to £12.8m. This is primarily the result of lower average debt balances.

Property

As discussed in our 2003 full year statement, we expect annual profits from property development to reduce over time. The £0.8m charge in the quarter related to the ongoing costs of managing our residual property portfolio and the phasing of costs relating to development projects and surplus leasehold properties. We have exchanged contracts for the sale of a further piece of our Felsted development and expect this to complete during Q404.

Litigation

The Bankruptcy Court for the Northern District of Indiana in the last few days handed down a judgment in the case of Consolidated Industries, a former subsidiary of the Enodis Group which commenced bankruptcy proceedings in 1998 after being sold by Enodis. This litigation was reported as a contingent liability in previous Enodis annual statements and a contingent liability note is also included as note 8 in the attached financial statements.

The court has ruled that Enodis should pay $43m (£24m) to the bankruptcy trustee. Enodis has been advised by its external legal counsel that the legal bases for the ruling and an earlier adverse judgment in Q103 for $8.6m (£4.7m), disclosed in our 2003 Annual Report, are in error and should be reversed on appeal.  Having considered the advice from external legal counsel, we plan to file an appeal against both judgments. As a result of the Court’s decision, we will be reassessing our strategy in these cases and hence our provisions for legal fees and expenses.

Tax

We benefit from the effect of brought forward US tax losses in minimising cash taxes and currently pay below 20% of our profits before tax, goodwill amortisation and exceptional items in taxes.  This rate should continue for a number of years. We are in the process of finalising our long range business plan which will reflect our expected recovery in our North American business and associated tax planning strategies. This review may result in the recognition of an additional deferred tax asset relating to our US tax losses in Q404 which would have an impact on our tax charge for the period.

Earnings per share

YTD adjusted diluted earnings per share were 4.6p (YTD03: 4.1p). Basic earnings per share were 3.0p (YTD03: 0.4p).

Dividends

No dividend is proposed for the period (2003: nil).

OUTLOOK

We expect the strong recovery of our North American Food Service Equipment business to continue to be underpinned by the improved economy, pent up demand for replacement equipment, the benefits of Enodis selective distribution programmes and penetration of new products.

We are particularly optimistic about the potential for our accelerated cooking systems and food preparation stations which are attracting significant interest from a number of major chains.

We continue to see significant materials cost pressures, in particular steel surcharges. We continue to mitigate these pressures through our Group-wide lean manufacturing and purchasing initiatives, and on 1 July 2004 we implemented an additional price increase which should complement these initiatives.

In Europe, we expect the difficult market conditions to continue and therefore we have less ability than in the U.S. to pass on price increases to mitigate materials inflation. Increased investment in product development will not show benefits until 2005.

We expect the Food Retail Equipment sector to remain very challenging. We are focused on expanding our customer base in the USA, Canada and Mexico, along with a determined emphasis on product costs. However, the increased materials costs, pricing pressures and intense competition mean that it will take some time for our strategy to bear fruit.

Overall, our expectation of the Group’s underlying performance for the 53 weeks ending 2 October 2004 has not changed since the time of our full year statement in November 2003.

Dave McCulloch
Chief Executive Officer
3 August 2004

Group profit and loss account
39 weeks to 26 June 2004 (YTD)

		39 weeks to 26 June 2004			39 weeks to 28 June 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		456.6	-	456.6	482.6	-	482.6
Property		1.1	-	1.1	-	-	-

Total turnover	2	457.7	-	457.7	482.6	-	482.6

Operating profit/(loss) before goodwill amortisation
Food Equipment		43.6	-	43.6	42.2	(1.9)	40.3
Property		(1.7)	-	(1.7)	-	(2.5)	(2.5)
Corporate costs		(6.6)	-	(6.6)	(6.2)	(2.8)	(9.0)

		35.3	-	35.3	36.0	(7.2)	28.8

Goodwill amortisation		(9.0)	-	(9.0)	(10.2)	-	(10.2)

Operating profit/(loss)	3	26.3		26.3	25.8	(7.2)	18.6

Profit/(loss) on disposal of businesses	4	-	2.2	2.2	-	2.5	2.5

Profit/(loss) on ordinary activities before interest and taxation		26.3	2.2	28.5	25.8	(4.7)	21.1

Net interest payable and similar charges		(12.8)	-	(12.8)	(16.4)	-	(16.4)

Profit/(loss) on ordinary activities before taxation		13.5	2.2	15.7	9.4	(4.7)	4.7

Tax on profit/(loss) on ordinary activities	5	(3.9)	-	(3.9)	(3.3)	-	(3.3)

Profit/(loss) on ordinary activities after taxation		9.6	2.2	11.8	6.1	(4.7)	1.4
Equity minority interests		(0.1)	-	(0.1)	-	-	-

Retained profit/(loss)		9.5	2.2	11.7	6.1	(4.7)	1.4

Earnings/(loss) per share (pence)	6			Pence			Pence
				(unaudited)			(unaudited)

Basic earnings/(loss) per share				3.0			0.4

Adjusted basic earnings/(loss) per share				4.6			4.1

Diluted earnings/(loss) per share				3.0			0.4

Adjusted diluted earnings/(loss) per share				4.6			4.1

Group statement of total recognised gains and losses				39 weeks to 26 June 2004		39 weeks to 28 March 2003
				£m			£m
				(unaudited)			(unaudited)

Retained profit/(loss)				11.7			1.4
Currency translation differences on foreign currency net investments				(11.7)			(3.9)

Total recognised gains and losses for the period				-			(2.5)
Prior period adjustment (note 1)				1.4			-

Total recognised gains and losses since last annual report				1.4			(2.5)

Group profit and loss account
13 weeks to 26 June 2004 (Third Quarter)

		13 weeks to 26 June 2004			13 weeks to 28 June 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		166.1	-	166.1	171.7	-	171.7
Property		0.8	-	0.8	-	-	-

Total turnover	2	166.9	-	166.9	171.7	-	171.7

Operating profit/(loss) before goodwill amortisation
Food Equipment		18.5	-	18.5	18.6	(0.3)	18.3
Property		(0.8)	-	(0.8)	-	-	-
Corporate costs		(2.2)	-	(2.2)	(2.1)	(0.9)	(3.0)

		15.5	-	15.5	16.5	(1.2)	15.3

Goodwill amortisation		(3.0)	-	(3.0)	(3.4)	-	(3.4)

Operating profit/(loss)	3	12.5	-	12.5	13.1	(1.2)	11.9

Profit/(loss) on disposal of businesses	4	-	-	-	-	-	-

Profit/(loss) on ordinary activities before interest and taxation		12.5	-	12.5	13.1	(1.2)	11.9

Net interest payable and similar charges		(4.0)	-	(4.0)	(5.2)	-	(5.2)

Profit/(loss) on ordinary activities before taxation		8.5	-	8.5	7.9	(1.2)	6.7

Tax on profit/(loss) on ordinary activities		(2.0)	-	(2.0)	(1.9)	-	(1.9)

Profit/(loss) on ordinary activities after taxation		6.5	-	6.5	6.0	(1.2)	4.8
Equity minority interest		-	-	-	-	-	-

Retained profit/(loss)		6.5	-	6.5	6.0	(1.2)	4.8

Earnings/(loss) per share (pence)	6			Pence			Pence
				(unaudited)			(unaudited)

Basic earnings/(loss) per share				1.6			1.2

Adjusted basic earnings/(loss) per share				2.4			2.4

Diluted earnings/(loss) per share				1.6			1.2

Adjusted diluted earnings/(loss) per share				2.4			2.4

Group statement of total recognised gains and losses				13 weeks to 26 June 2004		13 weeks to 28 June 2003
				£m			£m
				(unaudited)			(unaudited)

Retained profit/(loss)				6.5			4.8
Currency translation differences on foreign currency net investments				(1.1)			(2.8)

Total recognised gains and losses for the period				5.4			2.0

Group profit and loss account
52 weeks to 27 September 2003
		52 weeks to 27 September 2003
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m
Turnover
Food Equipment		663.7	-	663.7
Property		15.7	-	15.7

2		679.4	-	679.4

Operating profit/(loss) before goodwill amortisation
Food Equipment		64.9	(4.7)	60.2
Property		5.4	(3.3)	2.1
Corporate costs		(9.5)	(4.5)	(14.0)

		60.8	(12.5)	48.3

Goodwill amortisation		(13.8)	-	(13.8)

Operating profit/(loss)	3	47.0	(12.5)	34.5

Profit/(loss) on disposal of businesses	4	-	3.3	3.3

Profit/(loss) on ordinary activities before interest and taxation		47.0	(9.2)	37.8

Net interest payable and similar charges		(21.9)	-	(21.9)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9

Tax on profit/(loss) on ordinary activities	5	(8.2)	1.8	(6.4)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5

Equity minority interests		(0.1)	-	(0.1)

Retained profit/(loss)		16.8	(7.4)	9.4

Earnings per share (pence)	6			pence

Basic earnings per share				2.4

Adjusted basic earnings per share				7.7

Diluted earnings per share				2.4

Adjusted diluted earnings per share				7.7

				52 weeks to 27 September 2003
Group statement of total recognised gains and losses				£m

Retained profit/(loss) for the period				9.4
Currency translation differences on foreign currency net investments				(4.6)

Total recognised gains and (losses) for the period				4.8

Group balance sheet

	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
		(restated note 1)	(restated note 1)

Fixed assets
Intangible assets: Goodwill	182.9	213.3	208.8
Tangible assets	74.1	80.3	81.6
Investments	3.9	4.9	4.0

	260.9	298.5	294.4

Current assets
Stocks	81.3	82.7	75.2
Debtors	113.1	117.4	118.3
Deferred tax asset	21.7	23.8	23.8
Cash at bank and in hand	48.2	56.3	77.7

	264.3	280.2	295.0

Creditors falling due within one year
Borrowings	(20.5)	(40.7)	(49.3)
Other creditors	(165.6)	(160.7)	(174.6)

	(186.1)	(201.4)	(223.9)

Net current assets	78.2	78.8	71.1

Total assets less current liabilities	339.1	377.3	365.5

Financed by:
Creditors falling due after more than one year
Borrowings	139.9	180.9	160.2
Provisions for liabilities and charges	38.0	43.1	44.6

	177.9	224.0	204.8

Capital and reserves
Called up equity share capital	200.5	200.2	200.2
Share premium account	234.3	234.2	234.2
Profit and loss account	(271.4)	(278.7)	(271.4)
ESOP Trust	(2.4)	(2.4)	(2.4)

Equity shareholders’ funds	161.0	153.3	160.6

Equity minority interests	0.2	-	0.1

	339.1	377.3	365.5

Group cash flow statement

	39 weeks to	39 weeks to	52 weeks to
	26 June	28 June	27 September
	2004	2003	2003
Notes	£m	£m	£m
	(unaudited)	(unaudited)

Net cash flow from operations before exceptional items	35.8	35.8	80.0
Net cash flow effect of exceptional items	-	(4.4)	(6.5)

Net cash inflow/(outflow) from operating activities (a)	35.8	31.4	73.5

Return on investments and servicing of finance
Interest paid	(14.3)	(16.8)	(18.9)

Taxation
Overseas and UK tax paid	(4.2)	(6.0)	(7.1)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(8.0)	(4.9)	(10.0)
Receipts from sale of tangible fixed assets	0.1	0.5	0.6

	(7.9)	(4.4)	(9.4)

Acquisitions and disposals
Disposal of subsidiary undertakings	-	(1.3)	(1.3)

Cash inflow/(outflow) before financing	9.4	2.9	36.8

Financing
Issue of share capital	0.4	-	-
Net increase/(decrease) in term loans and other borrowings	(37.5)	(20.2)	(32.3)
Capital element of finance lease payments	-	(0.3)	(0.2)

	(37.1)	(20.5)	(32.5)

Increase/(decrease) in cash in the period	(27.7)	(17.6)	4.3

Notes to the group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	39 weeks to 26 June 2004			39 weeks to 28 June 2003
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating profit/(loss)	26.3	-	26.3	25.8	(7.2)	18.6
Depreciation	8.8	-	8.8	9.2	-	9.2
Amortisation of goodwill	9.0	-	9.0	10.2	-	10.2
Increase/(decrease) in provisions	(3.3)	-	(3.3)	(2.2)	2.3	0.1
(Increase)/decrease in stock	(10.7)	-	(10.7)	(5.0)	-	(5.0)
(Increase)/decrease in debtors	(1.6)	-	(1.6)	9.3	-	9.3
Increase/(decrease) in creditors	7.3	-	7.3	(11.5)	0.5	(11.0)

Net cash inflow/(outflow) from operating activities	35.8	-	35.8	35.8	(4.4)	31.4

	52 weeks to 27 September 2003
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m

Operating profit/(loss)	47.0	(12.5)	34.5
Depreciation	12.4	-	12.4
Amortisation of goodwill	13.8	-	13.8
Increase/(decrease) in provisions	(2.8)	4.5	1.7
(Increase)/decrease in stock	2.6	-	2.6
(Increase)/decrease in debtors	7.5	-	7.5
Increase/(decrease) in creditors	(0.5)	1.5	1.0

Net cash inflow/(outflow) from operating activities	80.0	(6.5)	73.5

(b) Reconciliation of net cash flow to movement in net debt

	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
Net debt at the start of period	(139.7)	(186.1)	(186.1)
Increase/(decrease) in net cash in the period	(27.7)	(17.6)	4.3
Net (increase)/decrease in other loans	37.5	20.5	32.5
Translation differences	11.1	9.2	9.6

Net debt at the end of the period	(118.8)	(174.0)	(139.7)

(c) Reconciliation of net debt to balance sheet

	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

Cash at bank and in hand	48.2	56.3	77.7
Short term borrowing	(20.5)	(40.7)	(49.3)
Long term borrowing	(139.9)	(180.9)	(160.2)

	(112.2)	(165.3)	(131.8)
Exclude deferred financing costs	(6.6)	(8.7)	(7.9)

	(118.8)	(174.0)	(139.7)

Notes to the financial statements

1. Basis of Preparation

The accompanying condensed consolidated financial statements (“quarterly financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The quarterly financial statements are unaudited but include all adjustments which management considers necessary for a fair presentation of the financial position of the Group (Enodis plc and subsidiary undertakings) for the 13 and 39 week periods ended 26 June 2004 and 28 June 2003 and the operating results and cash flows for the periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 39 weeks ended 26 June 2004 may not necessarily be indicative of the operating results that may be achieved for the 53 week period ending 2 October 2004.

The quarterly financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the period ended 27 September 2003, other than as noted below in respect of UITF Abstract 38 “Accounting for ESOP Trusts” (“UITF38”).

During Q104, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in FY01 and FY02 respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At 26 June 2004, the market value of the shares was £1.2m.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 9 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s latest Annual Report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 27 September 2003 are based upon the 2003 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies following approval at the Annual General Meeting of the Company on 11 February 2004. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 13 and 39 week periods to 26 June 2004 and 28 June 2003 have been extracted from underlying accounting records and have not been audited.

2. Turnover

	39 weeks to	39 weeks to	13 weeks to	13 weeks to	52 weeks to
	26 June	28 June	26 June	28 June	27 September
	2004	2003	2004	2003	2003
	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Food Service Equipment - North America	280.4	299.4	101.1	103.1	408.4
Food Service Equipment - Europe/Asia	106.7	104.7	39.0	38.8	144.5

Global Food Service Equipment	387.1	404.1	140.1	141.9	552.9
Food Retail Equipment	69.5	78.5	26.0	29.8	110.8

Food Equipment	456.6	482.6	166.1	171.7	663.7
Property	1.1	-	0.8	-	15.7

	457.7	482.6	166.9	171.7	679.4

Notes to the financial statements (continued)

3. Operating profit/(loss)

39 weeks to 26 June 2004				39 weeks to 28 June 2003
Before exceptional items		Exceptional items	Total	Before exceptional items	Exceptional items	Total
£m		£m	£m	£m	£m	£m
(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment - North America	34.4	-	34.4	33.4	(1.7)	31.7
Food Service Equipment - Europe/Asia	5.0	-	5.0	6.9	(0.2)	6.7

Global Food Service Equipment	39.4	-	39.4	40.3	(1.9)	38.4
Food Retail Equipment	4.2	-	4.2	1.9	-	1.9

	43.6	-	43.6	42.2	(1.9)	40.3
Food Equipment goodwill amortisation	(9.0)	-	(9.0)	(10.2)	-	(10.2)

Food Equipment	34.6	-	34.6	32.0	(1.9)	30.1
Property	(1.7)	-	(1.7)	-	(2.5)	(2.5)
Corporate costs	(6.6)	-	(6.6)	(6.2)	(2.8)	(9.0)

	26.3	-	26.3	25.8	(7.2)	18.6

13 weeks to 26 June 2004				13 weeks to 28 June 2003
Before exceptional items		Exceptional items	Total	Before exceptional items	Exceptional items	Total
£m		£m	£m	£m	£m	£m
(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment - North America	14.1	-	14.1	13.3	(0.3)	13.0
Food Service Equipment - Europe/Asia	2.6	-	2.6	3.3	-	3.3

Global Food Service Equipment	16.7	-	16.7	16.6	(0.3)	16.3
Food Retail Equipment	1.8	-	1.8	2.0	-	2.0

	18.5	-	18.5	18.6	(0.3)	18.3
Food Equipment goodwill amortisation	(3.0)	-	(3.0)	(3.4)	-	(3.4)

Food Equipment	15.5	-	15.5	15.2	(0.3)	14.9
Property	(0.8)	-	(0.8)	-	-	-
Corporate costs	(2.2)	-	(2.2)	(2.1)	(0.9)	(3.0)

	12.5	-	12.5	13.1	(1.2)	11.9

	52 weeks to 27 September 2003
Before exceptional items		Exceptional Items	Total
	£m	£m	£m

Food Service Equipment - North America	50.7	(3.0)	47.7
Food Service Equipment - Europe/Asia	10.2	(1.7)	8.5

Global Food Service Equipment	60.9	(4.7)	56.2
Food Retail Equipment	4.0	-	4.0

	64.9	(4.7)	60.2
Food Equipment goodwill amortisation	(13.8)	-	(13.8)

Food Equipment	51.1	(4.7)	46.4
Property	5.4	(3.3)	2.1
Corporate costs	(9.5)	(4.5)	(14.0)

	47.0	(12.5)	34.5

Notes to the financial statements (continued)

4. Exceptional items

(a) Operating exceptional items	39 weeks to	39 weeks to	52 weeks to
	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
Restructuring costs and cost reduction measures	-	3.0	6.1
Vacant leasehold provisions	-	2.5	3.3
Litigation costs	-	1.7	3.1

Operating exceptional items	-	7.2	12.5

2003

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m was recognised in respect of vacant leasehold properties.

During 2003, the Group reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on certain of the claims totalling $8.6m, and provided £1.7m and £1.4m in Q103 and Q403 respectively. The Group continues to believe that the adverse decision is incorrect, and intends to appeal the decision. The Group's view of the outcome of the Consolidated Industries litigation remains unchanged.

(b) Disposal of businesses	39 weeks to	39 weeks to	52 weeks to
	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

Profit/(loss) on disposals	2.2	2.5	3.3

2004

In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposals of two of its subsidiaries expired. As a result, excess provisions of £0.9m and £1.3m have been credited to the profit and loss account in Q104 and Q204 respectively.

2003

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, excess accruals of £2.5m, along with £0.8m from other disposals, were credited to the profit and loss account in Q103 and Q403 respectively.

Notes to the financial statements (continued)

5. Taxation

(a) Analysis of charge in period	39 weeks to	39 weeks to	52 weeks to
	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)

The tax charge for the current period comprised:
UK taxation at 30% (2003:30%)	-	-	-
Foreign taxation - current year	3.9	3.3	7.4
- prior year	-	-	(0.7)

	3.9	3.3	6.7
Deferred taxation	-	-	1.5

	3.9	3.3	8.2
Tax relief on exceptional items	-	-	(1.8)

	3.9	3.3	6.4

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

6. Earnings/(loss) per share

	39 weeks to	39 weeks to	13 weeks to	13 weeks to	52 Weeks to
	26 June	28 June	26 June	28 June	27 September
	2004	2003	2004	2003	2003
	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained profit/(loss) attributable to shareholders	11.7	1.4	6.5	4.8	9.4

	m	m	m	m	m

Basic weighted average number of shares	399.5	399.2	399.8	399.2	399.2
Dilutive number of shares from executive share option schemes	2.1	-	2.5	-	-

Diluted weighted average number of shares	401.6	399.2	402.3	399.2	399.2

	39 weeks to	39 weeks to	13 weeks to	13 weeks to	52 weeks to
	26 June	28 June	26 June	28 June	27 September
	2004	2003	2004	2003	2003
	Pence	pence	pence	pence	pence
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Basic earnings/(loss) per share	3.0	0.4	1.6	1.2	2.4
Effect per share of exceptional items	(0.6)	1.2	-	0.3	1.8
Effect per share of goodwill amortisation	2.2	2.5	0.8	0.9	3.5

Adjusted basic earnings/(loss) per share	4.6	4.1	2.4	2.4	7.7

Diluted earnings/(loss) per share	3.0	0.4	1.6	1.2	2.4
Effect per share of exceptional items	(0.6)	1.2	-	0.3	1.8
Effect per share of goodwill amortisation	2.2	2.5	0.8	0.9	3.5

Adjusted diluted earnings/(loss) per share	4.6	4.1	2.4	2.4	7.7

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

Notes to the financial statements (continued)

7.   Foreign currency translation

The results of subsidiary companies reporting in currencies other than pounds sterling, principally US dollars, have been translated at the following rates:

	39 weeks to	39 weeks to	13 weeks to	13 weeks to	52 weeks to
	26 June	28 June	26 June	28 June	27 September
	2004	2003	2004	2003	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Average exchange rate £1= US$	1.78	1.60	1.81	1.62	1.60
Closing exchange rate £1 =US$	1.82	1.65	1.82	1.65	1.66

8.   Contingencies

As we have previously discussed, Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al.  In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation, for the debts and other liabilities of Consolidated.  Enodis Corporation sold Consolidated to an unrelated party in 1998.  Shortly after the sale, Consolidated commenced bankruptcy proceedings.  In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $30m paid by Consolidated to Enodis Group between 1988 and 1998.  On 28 July 2004, the Bankruptcy Court issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and holding that the trustee was not entitled to assert the alter ego claims against Enodis Corporation.  However, the Court also held that the trustee was entitled to recover the $30m paid by Consolidated, plus prejudgment interest, for a total of approximately $43m.  This judgment is in addition to the summary judgment issued by the United States District Court for the Northern District of Indiana previously discussed in our 2003 Annual Report in the amount of approximately $8.6 million.   Enodis Group, having considered the advice from its external legal counsel, believes the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error and plans to appeal both decisions.

Notes to the financial statements (continued)

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP. The following is a summary of adjustments to operating profit/(loss) and retained profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP. This note does not include all disclosures required by US GAAP.

	39 weeks to	39 weeks to	52 weeks to
	26 June	28 June	27 September
	2004	2003	2003
	£m	£m	£m
	(unaudited)	(unaudited)
		(restated)
Retained profit/(loss) in accordance with UK GAAP	11.7	1.4	9.4
Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
- Goodwill amortisation	9.0	10.2	13.5
- Pension costs	(0.3)	(1.5)	2.2
- Leasing transactions	(0.1)	-	(0.1)
- Share option plans	-	-	0.1
- Restructuring charges	(0.8)	-	0.8
- Derivative instruments	-	0.1	0.1
- Long-lived assets	-	-	(0.5)
- Loss contingencies	(1.6)	-	1.8
- Other	0.8	-	-
Items increasing/(decreasing) UK GAAP non-operating profit/(loss):
- Deferred taxation	(5.7)	(2.6)	(36.9)
- Capitalised interest	0.6	0.3	0.4

Retained profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	13.6	7.9	(9.2)
Cumulative effect of change in accounting principle	-	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	13.6	(77.0)	(94.1)

Retained profit/(loss) in accordance with US GAAP is represented by:
Net profit/(loss) from continuing operations	11.4	5.4	(11.7)
Gain on sale of discontinued operations	2.2	2.5	2.5
Cumulative effect of change in accounting principle	-	(84.9)	(84.9)

Retained profit/(loss) in accordance with US GAAP	13.6	(77.0)	(94.1)

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences
A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the United States of America is provided in our Annual Report at 27 September 2003. Other than our adoption of UITF 38 (See Note 1), there have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements.

Adoption of new accounting standards
Effective from 29 September 2002, under US GAAP, the Group adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill is no longer amortised but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalisation, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. The amount was calculated in the fourth quarter of Fiscal 2003 and recorded as a cumulative effective of a change in accounting principle as at 29 September 2002, as required under SFAS 142.

Other unaudited financial information

(i)   Reconciliation of like-for-like information for the 39 weeks to 26 June 2004

	39 weeks to 26 June 2004	39 weeks to 28 June 2003	Effect of Foreign Exchange	Like-for-like 28 June 2003	Like-for-like increase/ (decrease)
a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	280.4	299.4	(28.2)	271.2	3%
Food Service Equipment - Europe/Asia	106.7	104.7	0.5	105.2	1%

Global Food Service Equipment	387.1	404.1	(27.7)	376.4	3%

Food Retail Equipment	69.5	78.5	(7.8)	70.7	(2%)

Food Equipment	456.6	482.6	(35.5)	447.1	2%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	34.4	33.4	(3.2)	30.2	14%
Food Service Equipment - Europe/Asia	5.0	6.9	(0.0)	6.9	(28%)

Global Food Service Equipment	39.4	40.3	(3.2)	37.1	6%

Food Retail Equipment	4.2	1.9	(0.2)	1.7	147%

Food Equipment	43.6	42.2	(3.4)	38.8	12%

(ii)   Reconciliation of like-for-like information for the 13 weeks to 26 June 2004

	13 weeks to 26 June 2004	13 weeks to 28 June 2003	Effect of Foreign Exchange	Like-for-like 28 June 2003	Like-for-like increase/ (decrease)

a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	101.1	103.1	(10.4)	92.7	9%
Food Service Equipment - Europe/Asia	39.0	38.8	(1.3)	37.5	4%

Global Food Service Equipment	140.1	141.9	(11.7)	130.2	8%

Food Retail Equipment	26.0	29.8	(3.2)	26.6	(2%)

Food Equipment	166.1	171.7	(14.9)	156.8	6%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	14.1	13.3	(1.4)	11.9	18%
Food Service Equipment - Europe/Asia	2.6	3.3	(0.1)	3.2	(19%)

Global Food Service Equipment	16.7	16.6	(1.5)	15.1	11%

Food Retail Equipment	1.8	2.0	(0.2)	1.8	-

Food Equipment	18.5	18.6	(1.7)	16.9	9%

Other unaudited financial information (continued)

(iii) Reconciliation of non-UK GAAP measures

	39 weeks to 26 June 2004	39 weeks to 28 June 2003	13 weeks to 26 June 2004	13 weeks to 28 June 2003	52 weeks to 27 September 2003
	£m	£m	£m	£m	£m
a) Adjusted operating profit/(loss)
Operating profit/(loss) Add back:	26.3	18.6	12.5	11.9	34.5
Goodwill amortisation	9.0	10.2	3.0	3.4	13.8
Exceptional profit/(loss)	-	7.2	-	1.2	12.5

Adjusted operating profit/(loss)	35.3	36.0	15.5	16.5	60.8

b) Adjusted profit/(loss) before tax
Profit/(loss) before tax Add back:	15.7	4.7	8.5	6.7	15.9
Goodwill amortisation	9.0	10.2	3.0	3.4	13.8
Exceptional profit/(loss)	(2.2)	4.7	-	1.2	9.2

Adjusted Profit/(loss) before tax	22.5	19.6	11.5	11.3	38.9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our quarterly financial statements included with this document, as well as our audited Fiscal 2003 financial statements and the discussions in Item 3, Item 5, Item 8 and Item 11 of our Annual Report on Form 20-F for Fiscal 2003.

Our financial statements are prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. A summary of the adjustments to retained profit/(loss) for the period required when reconciling the amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP is presented in Note 9 to the financial statements included with this document.

Throughout this document, the 39 weeks ended June 26, 2004 and June 28, 2003 are called “9 Months 2004” and “9 Months 2003” respectively. The 13 weeks ended June 26, 2004 and June 28, 2003 are called “3rd Quarter 2004” and “3rd Quarter 2003” respectively. The 52 weeks ended September 27, 2003 are called “Fiscal 2003”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussions of turnover and operating profit/(loss) from continuing operations before exceptional items, we use “comparable turnover” and “comparable operating profit” to refer to measures of turnover and operating profits that reflect adjustments to our U.K. GAAP results to eliminate the effect of foreign exchange rate movements arising on translation of results. The effects of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results, and we provide reconciliations for all comparable turnover and operating profit amounts to the most directly comparable U.K. GAAP measure. We believe that these comparable financial measures give a helpful view of our ongoing results and facilitate comparisons from period to period in light of the variable effect of foreign exchange rate movements. The comparable results should not be regarded as a replacement for corresponding GAAP measures. Additionally, we note that “comparable turnover” and “comparable operating profit” as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

Overview

We operate in two principal segments: global food service equipment (84.6% of turnover in 9 Months 2004) and food retail equipment (15.2% of turnover in 9 Months 2004). We also have property operations (0.2% of turnover in 9 Months 2004). In our principal segments, approximately 75% of our turnover is generated from our operations in North America and therefore we primarily trade in U.S. dollars.

Our total turnover in 9 Months 2004 was £457.7 million compared to £482.6 million in 9 Months 2003. Comparable turnover increased by 2% or £10.6 million in 9 Months 2004 compared to 9 Months 2003; however this increase was more than offset by the impact of £35.5 million of adverse foreign exchange rates movements, which impact the translation into pounds sterling of our overseas results, particularly our U.S. dollar results.

Comparable Food Equipment operating profit improved 12% in 9 Months 2004 compared to 9 Months 2003 due to improved performance in North America with strong performances at our ice, refrigeration and fryer businesses. We are benefiting from an improved economy, pent-up demand for replacement equipment, penetration of several new products and our efforts, over the last three years, to consolidate our U.S. sales force, dealer and service network.

The improvements in our North American comparable operating profits more than offset lower European operating profits as the 2003 Europe/Asia comparative figures benefited from the profits from a major chain rollout that was not repeated in the current year. In addition, we have increased our spending on product development and have been adversely affected by weak markets in the U.K. and continental Europe in 2004. The actions taken in early 2003 at Kysor//Warren continued to be reflected in improved results in our Food Retail segment, although the impact of the quarter on quarter benefit has diminished and, as in Food Service Equipment, we were affected by substantially increased materials costs.

Net debt as at June 26, 2004, has decreased to £118.8 million from £139.7 million at the end of Fiscal 2003, with £11.1 million of the decrease arising from foreign exchange rate movements. We also used £37.5 million of cash to repay bank debt during 9 Months 2004.

Net cash flow before financing increased by £6.5 million in 9 Months 2004 to £9.4 million compared to £2.9 million in 9 Months 2003. The increase is due to decreased cash outflows for operating exceptional items of £4.4 million, lower tax and interest costs of £4.3 million and the non-recurrence of a prior year disposal warranty payment of £1.3 million, partially offset by increased cash outflows for product development, information technology and ERP systems investment of £3.5 million.

Current Financial and Trend Information

We believe that key trend indicators for our business include developments relating to the food equipment industry, levels of economic recovery, consumer confidence and order intakes. We also monitor the impacts from key variables such as foreign exchange rate movements and certain commodity costs.

We expect the strong recovery of our North American Food Service Equipment business to continue to be underpinned by the improved economy, pent-up demand for replacement equipment, the benefits of Enodis selective distribution programmes and penetration of new products.

We are particularly optimistic about the potential for our accelerated cooking systems and food preparation stations which are attracting significant interest from a number of major chains.

We continue to see significant materials cost pressures, in particular steel surcharges. We continue to mitigate these pressures through our Group-wide lean manufacturing and purchasing initiatives, and on 1 July 2004 we implemented an additional price increase which should complement these initiatives.

In Europe, we expect the difficult market conditions to continue and therefore we have less ability than in the U.S. to pass on price increases to mitigate materials inflation. Increased investment in product development will not show benefits until 2005.

We expect the Food Retail Equipment sector to remain very challenging. We are focused on expanding our customer base in the U.S., Canada and Mexico, along with a determined emphasis on product costs. However, the increased materials costs, pricing pressures and intense competition mean that it will take some time for our strategy to bear fruit.

Overall, we remain confident in the long-term outlook for Enodis.

Results of Continuing Operations

The following table sets forth the components of our consolidated profit and loss accounts from our continuing operations for 9 Months 2004, 9 Months 2003, 3rd Quarter 2004 and 3rd Quarter 2003.
	9 Months 2004	9 Months 2003	% Change*		3rd Quarter 2004	3rd Quarter 2003	% Change*

Turnover from continuing operations:	(£ in millions, except percentages)
Global Food Service Equipment	£387.1	£404.1	(4%	)	£140.1	£141.9	(1%	)
Food Retail Equipment	69.5	78.5	(11%	)	26.0	29.8	(13%	)
Property	1.1	—	n/m		0.8	—	n/m

Total turnover from continuing operations	457.7	482.6	(5%	)	166.9	171.7	(3%	)
Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items:
Global Food Service Equipment	39.4	40.3	(2%	)	16.7	16.6	1%
Food Retail Equipment	4.2	1.9	121%		1.8	2.0	(10%	)
Property	(1.7)	—	n/m		(0.8)	—	n/m
Goodwill amortization	(9.0)	(10.2)	12%		(3.0)	(3.4)	12%
Corporate costs	(6.6)	(6.2)	(6%	)	(2.2)	(2.1)	(5%	)

Total operating profit from continuing operations before exceptional items	26.3	25.8	2%		12.5	13.1	(5%	)
Operating exceptional items	—	(7.2)	n/m		—	(1.2)	n/m

Operating profit/(loss) from continuing operations	26.3	18.6	41%		12.5	11.9	5%
Profit/(loss) on disposal of businesses	2.2	2.5	(12%	)	—	—	n/m
Net interest payable and similar charges	(12.8)	(16.4)	22%		(4.0)	(5.2)	23%

Profit/(loss) on ordinary activities before taxation	15.7	4.7	234%		8.5	6.7	27%
Tax on profit/(loss) on ordinary activities	(3.9)	(3.3)	(18%	)	(2.0)	(1.9)	(5%	)
Equity minority interest	(0.1)	—	n/m		—	—	0%

Profit/(loss) for the period	£11.7	£1.4	736%		£6.5	£4.8	35%
* - Favorable/(adverse)
n/m – Not meaningful

9 Months 2004 compared to 9 Months 2003
In the tables below that discuss our comparable results, the effect of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results.

Turnover from Continuing Operations
Total turnover from continuing operations decreased by £24.9 million, or 5%, to £457.7 million in 9 Months 2004 from £482.6 million in 9 Months 2003. The reasons for this decrease are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of our turnover from continuing operations to comparable turnover for our reportable segments.

	9 Months 2004	9 Months 2003	Foreign Exchange	Comparable 9 Months 2003	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£387.1	£404.1	£(27.7)	£376.4	£10.7	3%
Food Retail Equipment	69.5	78.5	(7.8)	70.7	(1.2)	(2%	)
Property	1.1	—	—	—	1.1	n/m

	£457.7	£482.6	£(35.5)	£447.1	£10.6	2%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations for our Global Food Service Equipment segment and shows these amounts as a percentage of turnover from the segment.

	9 Months 2004		9 Months 2003		Change
	(£ in millions, except percentages)
North America	£280.4	72%	£299.4	74%	£(19.0)	(6%)
Europe/Asia	106.7	28%	104.7	26%	2.0	2%

Total Global Food Service Equipment	£387.1	100%	£404.1	100%	£(17.0)	(4%)

The following table sets forth, by geographical region, a summary reconciliation of our turnover from continuing operations to comparable turnover from our Global Food Service Equipment segment.

	9 Months 2004	9 Months 2003	Foreign Exchange	Comparable 9 Months 2003	Comparable change
	(£ in millions, except percentages)
North America	£280.4	£299.4	£(28.2)	£271.2	£9.2	3%
Europe/Asia	106.7	104.7	0.5	105.2	1.5	1%

Total Global Food Service Equipment	£387.1	£404.1	£(27.7)	£376.4	£10.7	3%

In our North American operations, comparable turnover in 9 Months 2004 was up 3% or £9.2 million when compared to 9 Months 2003. This increase is attributable to a number of factors: a general economic recovery, increased confidence of restaurant operators (particularly large chains), pent-up demand for replacement equipment, benefits from the Enodis selective distribution programs and penetration of several new products. We saw strong performance at a number of our businesses including our ice, refrigeration and fryer operations.

Comparable turnover from Europe/Asia increased by £1.5 million in 9 Months 2004 compared to 9 Months 2003, as the impact of difficult markets in the U.K. and continental Europe were offset by strong performance in our ice and beverage businesses.

Food Retail Equipment. The decrease in comparable turnover of £1.2 million from 9 Months 2003 to 9 Months 2004 resulted from market conditions affecting Kysor//Warren’s supermarket customer base, partially offset by improved turnover at Kysor Panel Systems and the benefits of new business supplying supermarket chains in Mexico.

Property. Turnover of £1.1 million for 9 Months 2004 compares to £nil for 9 Months 2003 for the Property segment, as we disposed of several small properties in the current year. We have signed agreements for the sale of a further piece of our Felsted development and expect this sale to be completed during the fourth quarter of Fiscal 2004. However, we expect Fiscal 2004 turnover to decrease from the £15.7 million recognized in Fiscal 2003, as smaller tranches of the remaining development are sold.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items increased by £0.5 million, or 2%, to £26.3 million in 9 Months 2004 from £25.8 million in 9 Months 2003. The reasons for this increase are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for our reportable segments:

	9 Months 2004	9 Months 2003	Foreign Exchange	Comparable 9 Months 2003	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£39.4	£40.3	£(3.2)	£37.1	£2.3	6%
Food Retail Equipment	4.2	1.9	(0.2)	1.7	2.5	147%
Property	(1.7)	—	—	—	(1.7)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment and shows these amounts as a percentage of operating profits from continuing operations for the segment.

	9 Months 2004		9 Months 2003		Change
	(£ in millions, except percentages)
North America	£34.4	87%	£33.4	83%	£1.0	3%
Europe/Asia	5.0	13%	6.9	17%	(1.9)	(28%)

Total Global Food Service Equipment	£39.4	100%	£40.3	100%	£(0.9)	(2%)

The following table sets forth, by geographical region, a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	9 Months 2004	9 Months 2003	Foreign Exchange	Comparable 9 Months 2003	Comparable change
	(£ in millions, except percentages)
North America	£34.4	£33.4	£(3.2)	£30.2	£4.2	14%
Europe/Asia	5.0	6.9	—	6.9	(1.9)	(28%)

Total Global Food Service Equipment	£39.4	£40.3	£(3.2)	£37.1	£2.3	6%

The improvement in comparable profit in our Global Food Service Equipment segment was due to improved performance in North America, especially at our ice, refrigeration and fryer businesses, partially offset by lower European operating profits, due to the factors described below.

Our North American comparable operating profit increased by 14% or £4.2 million to £34.4 million in 9 Months 2004 from £30.2 million in 9 Months 2003. This increase is attributable to the combined effects of increased sales in most product lines and the benefits from last years cost reduction program, which offset the effects of increased materials costs, particularly steel surcharges.

We have continued to mitigate the pressures from increased materials costs through continued focus on our lean manufacturing and purchasing initiatives. In May 2004 we announced a price increase, effective July 1, 2004, which we anticipate will complement our cost initiatives and relieve more of the commodity cost pressures.

Comparable operating profit in Europe/Asia decreased by £1.9 million, or 28%, to £5.0 million in 9 Months 2004 from £6.9 million in 9 Months 2003. The effects of increased turnover in our ice businesses have been more than offset by higher costs associated with increased investment in product development, along with the effect of difficult trading conditions in the U.K. and continental Europe. Additionally, last year’s comparative figures benefited from the contribution in the U.K. from a roll-out of Merrychef ovens to a North American chain which was not repeated this year.

Food Retail Equipment. The increase in comparable operating profits 9 Months 2004 was attributable to the effect of increased turnover at Kysor Panel Systems and at our operations in Mexico. Additionally, Kysor//Warren continued its trend of improved results and was profitable, compared to a loss reported in 9 Months 2003. However, as in Food Service Equipment North America, we are seeing increasing materials costs. We also recognized a provision release connected with the satisfactory settlement of an outstanding law suit.

Operationally, Kysor//Warren is now on a stable footing, and we are optimistic that we can now attack the challenges of a difficult market as our existing supermarket customer base struggles to maintain market share in the face of pressure from their competitors. We believe that we have maintained our market share, and we are targeting new business. This is difficult, as many potential customers award contracts for periods covering two to three years, so contract renewals and tenders are infrequent. Pricing is competitive to both retain and win new business.

Property. A loss of £1.7 million in 9 Months 2004 compares to breakeven in 9 Months 2003. The charge in 9 Months 2004 relates to the ongoing costs of managing our residual property portfolio and the phasing in of costs relating to our development projects and surplus leasehold properties.

Operating Exceptional Items. There were no operating exceptional items in 9 Months 2004 compared to £7.2 million in 9 Months 2003. 9 Months 2003 operating exceptional items comprised £1.7 million in additional legal fees accrued for the Consolidated Industries litigation case. The remaining £5.5 million included £3.0 million for cost reduction and restructuring measures and £2.5 million for liabilities for vacant leasehold properties.

Profit on Disposal of Businesses. We recognized a £2.2 million profit on disposal of businesses during 9 Months 2004, compared to £2.5 million during 9 Months 2003. In both periods, the profits arose due to the expiration or release from warranties and indemnities that were given at the time of the disposals of non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses were £12.8 million during 9 Months 2004, compared with £16.4 million in 9 Months 2003. The decrease from 9 Months 2003 is the result of lower average debt balances, lower deferred finance amortization charges and the favorable effect of foreign exchange rate movements.

Tax on Profit/(Loss) on Ordinary Activities. Due to increases in our taxable profits, our tax charge increased by £0.6 million from £3.3 million in 9 Months 2003 to £3.9 million in 9 Months 2004. We currently benefit from the effect of brought forward U.S. tax losses in minimising cash taxes and currently pay below 20% of our profits before tax, goodwill amortisation and exceptional items in taxes.  This rate should continue for a number of years. We are in the process of finalising our long range business plan which will reflect our expected recovery in our North American business and associated tax planning strategies. This review may result in the recognition of an additional deferred tax asset relating to our U.S. tax losses in the fourth quarter of Fiscal 2004 which would have an impact on our tax charge for the period.

3rd Quarter 2004 compared to 3rd Quarter 2003

Turnover from Continuing Operations
Total turnover from continuing operations decreased by £4.8 million, or 3%, to £166.9 million in 3rd Quarter 2004 from £171.7 million in 3rd Quarter 2003. The reasons for this decrease are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of our turnover from continuing operations to comparable turnover for our reportable segments.

	3rd Quarter 2004	3rd Quarter 2003	Foreign Exchange	Comparable 3rd Quarter 2003	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£140.1	£141.9	£(11.7)	£130.2	£9.9	8%
Food Retail Equipment	26.0	29.8	(3.2)	26.6	(0.6)	(2%	)
Property	0.8	—	—	—	0.8	n/m

	£166.9	£171.7	£(14.9)	£156.8	£10.1	6%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover from continuing operations for our Global Food Service Equipment segment and shows these amounts as a percentage of turnover from the segment.

	3rd Quarter 2004		3rd Quarter 2003		Change
	(£ in millions, except percentages)
North America	£101.1	72%	£103.1	73%	£(2.0)	(2%)
Europe/Asia	39.0	28%	38.8	27%	0.2	1%

Total Global Food Service Equipment	£140.1	100%	£141.9	100%	£(1.8)	(1%)

The following table sets forth, by geographical region, a summary reconciliation of our turnover from continuing operations to comparable turnover from our Global Food Service Equipment segment.

	3rd Quarter 2004	3rd Quarter 2003	Foreign Exchange	Comparable 3rd Quarter 2003	Comparable change
	(£ in millions, except percentages)
North America	£101.1	£103.1	£(10.4)	£92.7	£8.4	9%
Europe/Asia	39.0	38.8	(1.3)	37.5	1.5	4%

Total Global Food Service Equipment	£140.1	£141.9	£(11.7)	£130.2	£9.9	8%

The improved comparable turnover in our North American operations of £8.4 million or 9% in 3rd Quarter 2004 reflects the results of a general economic recovery, increased confidence of restaurant operators (particularly large chains), pent-up demand for replacement equipment, benefits from our selective distribution programs and penetration of several new products. We have seen strong performances at a number of our businesses including our ice, refrigeration and fryer operations.

Comparable turnover from Europe/Asia was also up in 3rd Quarter 2004 by £1.5 million when compared to 3rd Quarter 2003. This 4% increase in comparable turnover started to offset the market decline experienced in earlier quarters of the current fiscal year.

Food Retail Equipment. Comparable turnover decreased by £0.6 million in 3rd Quarter 2004 when compared to comparable turnover in 3rd Quarter 2003. This decrease is a result of lower sales volumes at Kysor Panel Systems, as well as market conditions affecting Kysor//Warren’s supermarket customer base. These reductions were partially offset by the benefits of new business supplying supermarket chains in Mexico.

Property. Turnover of £0.8 million in 3rd Quarter 2004 compares to £nil for 3rd Quarter 2003. The turnover in 3rd Quarter 2004 related to the disposal of several small properties.

Operating Profit/(Loss) from Continuing Operations before Exceptional Items

Operating profit from continuing operations before exceptional items decreased by £0.6 million, or 5%, to £12.5 million in 3rd Quarter 2004 from £13.1 million in 3rd Quarter 2003. The reasons for this decrease are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit from continuing operations before goodwill amortization and exceptional items for our reportable segments:

	3rd Quarter 2004	3rd Quarter 2003	Foreign Exchange	Comparable 3rd Quarter 2003	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£16.7	£16.6	£(1.5)	£15.1	£1.6	11%
Food Retail Equipment	1.8	2.0	(0.2)	1.8	0.0	0%
Property	(0.8)	—	—	—	(0.8)	n/m

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment and shows these amounts as a percentage of operating profit from continuing operations for the segment.

	3rd Quarter 2004		3rd Quarter 2003		Change
	(£ in millions, except percentages)
North America	£14.1	84%	£13.3	80%	£0.8	6%
Europe/Asia	2.6	16%	3.3	20%	(0.7)	(21%)

Total Global Food Service Equipment	£16.7	100%	£16.6	100%	£0.1	1%

The following table sets forth, by geographical region, a summary reconciliation of operating profit from continuing operations before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	3rd Quarter 2004	3rd Quarter 2003	Foreign Exchange	Comparable 3rd Quarter 2003	Comparable change
	(£ in millions, except percentages)
North America	£14.1	£13.3	£(1.4)	£11.9	£2.2	18%
Europe/Asia	2.6	3.3	(0.1)	3.2	(0.6)	(19%)

Total Global Food Service Equipment	£16.7	£16.6	£(1.5)	£15.1	£1.6	11%

Comparable operating profit for the Global Food Service Equipment segment increased £1.6 million or 11% as the effects of commodity cost pressures, especially steel, were more than offset by the effects of increased sales at a number of our businesses, along with benefits from cost saving and purchasing initiatives.

At our North America operations, the impact of increased sales at most locations, the effects of last year’s cost reduction program, cost savings from lean manufacturing and purchasing initiatives were partially offset by commodity cost increases. This resulted in an increase in comparable profits from 3rd Quarter 2003 to 3rd Quarter 2004 of £2.2 million.

Comparable operating profit in Europe/Asia decreased by £0.6 million, or 19%, to £2.6 million in 3rd Quarter 2004 from £3.2 million in 3rd Quarter 2003. This decrease was due to the effects of increased turnover in our ice businesses being more than offset by higher costs associated with increased investment in product development, along with the effect of difficult trading conditions in the U.K. and continental Europe.

Food Retail Equipment. Comparable operating profits were constant at £1.8 million for both 3rd Quarter 2004 and 3rd Quarter 2003 as the effect of lower turnover was offset by the release of provisions connected with the settlement of a law suit.

Property. An operating loss of £0.8 million in 3rd Quarter 2004 compares to breakeven in 3rd Quarter 2003. The charge in 3rd Quarter 2004 relates to the ongoing costs of managing our residual property portfolio and the phasing of costs relating to development projects and surplus leasehold properties.

Operating Exceptional Items. There were no operating exceptional items in 3rd Quarter 2004 compared to £1.2 million in 3rd Quarter 2003 for cost reduction and restructuring measures, including the cost associated with relocating our CEO office to the U.S.

U.S. GAAP Reconciliation
Net profit under U.S. GAAP for 9 Months 2004 was £13.6 million compared to £11.7 million for the same period under U.K. GAAP. The primary difference when reconciling from U.K. GAAP to U.S. GAAP is lower goodwill amortization of £9.0 million, offset by increased taxation of £5.7 million under U.S. GAAP.

Net loss under U.S. GAAP for 9 Months 2003 was £77.0 million, compared to a profit of £1.4 million for the same period under U.K. GAAP. The primary differences when reconciling from U.K. GAAP to U.S. GAAP relate to a goodwill impairment of £84.9 million offset by lower goodwill amortization of £10.2 million, under U.S. GAAP. Under U.K. GAAP, goodwill is amortized over a period of 20 years. Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective September 29, 2002, goodwill is no longer amortized but is subject to transitional and annual impairment tests. This change in accounting policy under U.S. GAAP arose on adoption of SFAS 142. We calculated the transitional impairment charge in the fourth quarter of Fiscal 2003 and it was recorded as a cumulative effect of a change in accounting principle as at September 29, 2002, as required under SFAS 142.

Liquidity and Capital Resources
Our net debt was reduced by £20.9 million to £118.8 million at June 26, 2004 from £139.7 million at September 27, 2003. In 9 Months 2004, £11.1 million of the total £20.9 million reduction in net debt from Fiscal 2003 resulted from foreign exchange rate movements. The balance of £9.8 million arose from positive cash flows in the period. See discussion of “Historical Cash Flows” below.

On June 26, 2004, we had £48.2 million of cash and cash equivalents compared to £77.7 million as at the end of Fiscal 2003. The reduction from Fiscal 2003 arises because we utilized £37.1 million of our cash resources on financing activities. £37.5 million was used to repay bank borrowings including £13.9 million as a mandatory repayment and £23.6 million to reduce our balance of revolving loans. The balance of the movement of cash and cash equivalents arises through positive cash inflows of £9.4 million partially offset by £1.8 million of adverse foreign exchange rate movements. As of June 26, 2004, we had £39.3 million of borrowing availability under our credit facilities, compared to £34.0 million as of the end of Fiscal 2003.

Borrowing availability under our senior credit facility is dependent upon our ongoing compliance with financial covenants and non-financial restrictions set forth in our facility agreements. Details of these restrictions are discussed in Item 3 of our Annual Report on Form 20-F for Fiscal 2003. Based upon cash on hand and from net operating and investing projections, we do not currently foresee that we would be in breach of these covenants and restrictions in the future.

Due to the seasonality of our business, the majority of our net cash inflows from operating activities arise during the second half of our fiscal year. Additionally, property turnover from our development at Felsted, U.K., and the resulting cash inflows usually arise during the fourth quarter. We expect this to repeat in the current year, although the amount of the proceeds from property disposals is expected to be lower than in Fiscal 2003. On an annual basis, our historical cash inflows from operating activities have more than met our requirements to fund operating activities (including research and development), tax payments, servicing of debt and net capital expenditure. Based upon our current projections, we expect that our future cash inflows will continue to meet our foreseeable funding requirements in the short and long term, with the exception of any unforeseen outcomes associated with exposures relating to the Consolidated lawsuits.

We are also party to various contractual obligations that impact our liquidity and capital resources. Our most significant obligations are associated with the service and repayment of our long term debt. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of commodities, raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into these arrangements to facilitate an adequate supply of these materials and services, as well as to lock in to pre-determinable pricing levels. These supply contracts are typically for a period of 12 to 24 months. As these obligations are under executory contracts, no liability is recognized until the occurrence of a future event.

We are also subject to obligations under finance and operating leases, and from time to time we also have performance bonds in place, including those associated with the development of our land at Felsted, U.K.

Historical Cash Flows
The following table sets forth a summary of cash flow items for the periods presented:

	9 Months 2004	9 Months 2003
	(£ in millions)
Net cash inflow from operating activities before exceptional items	£35.8	£35.8
Net cash outflow from operating exceptional items	—	(4.4)

Net cash inflow from operating activities	35.8	31.4

Return on investments and servicing of finance	(14.3)	(16.8)
Taxation	(4.2)	(6.0)
Capital expenditure and financial investment	(7.9)	(4.4)
Acquisitions and disposals	—	(1.3)
Financing activities	(37.1)	(20.5)

Operating Activities
Net cash inflow from operating activities before exceptional items was unchanged at £35.8 million for both 9 Months 2004 and 9 Months 2003. Reduced working capital outflows of £1.1 million and improved operating profit before exceptional items of £0.5 million were offset by lower goodwill amortization and depreciation of £1.6 million.

The reduction of working capital outflows of £1.1 million comprised increased cash outflows for provisions of £1.1 million, mainly for vacant property leases and the payment of prior year restructuring costs. Increased cash payments for materials of £5.7 million arose as the recent increase in turnover, especially in 3rd Quarter 2004, required the additional materials purchases. Cash inflows from accounts receivable, however, decreased by £10.9 million, and payments to accounts payable and other creditors decreased by £18.8 million as lower opening balances existed for the current fiscal year compared to the prior year.

Net cash used for current year operating exceptional items was £nil during 9 Months 2004 and £4.4 million during 9 Months 2003. The operating exceptional items during 9 Months 2003 principally represented costs associated with rationalizing administration functions and simplifying management structures.

Capital Expenditure and Financial Investment
Net cash outflow from these activities was £8.0 million during 9 Months 2004 and £4.9 million during 9 Months 2003. The current year’s payments are primarily related to our investment in information technology and ERP systems, as well as investment spending for the development of new products in continental Europe. We expect to incur increased costs relating to our continued investment in these areas, as they are key to our efforts to be both competitive and innovative in the food equipment industry.

Cash outflows of £1.3 million were made during 9 Months 2003 to settle a warranty claim following the disposal of a non-core business in Fiscal 2002.

Financing Activities
Net cash outflow from financing activities was £37.1 million during 9 Months 2004, compared to £20.5 million during 9 Months 2003. In addition to matters discussed above under “Liquidity and Capital Resources”, cash inflows of £0.4 million arose from the exercise of stock options during 3rd Quarter 2004. We remain focused on reducing our net debt through cash inflows from operating activities. Additionally, we also monitor the terms of our financing arrangements to ensure that these are appropriate, and we would seek to revise these if the opportunity arose.

Legal Proceedings

Consolidated Industries-related lawsuits:

On July 28, 2004 the Federal Bankruptcy Court in Indiana rendered a judgment on the issues tried in February/March 2003. The Court determined, among other things, that the existence of a $30 million (£17 million) promissory note rendered Consolidated Industries insolvent, that Consolidated Industries had made transfers to Enodis between 1988 and 1995 (in the form of interest payments on the note) and that those transfers were therefore fraudulent transfers despite the fact that the note on its face provided that principal was payable only out of funds legally available for the payment of a dividend. In addition, the Court determined that the existence of the California class action and the knowledge of the existence of furnace related claims rendered Consolidated Industries insolvent and that Consolidated Industries had made other transfers to Enodis between 1995 and 1998 which were therefore fraudulent transfers. The court awarded judgment against Enodis and in favor of the Bankruptcy Trustee of the Consolidated Industries estate in the amount of $30 million plus interest for a total judgment of approximately $43 million (£24 million). The Indiana Bankruptcy Court also determined that the Trustee does not have standing to assert alter ego claims against Enodis, and dismissed all claims against all other defendants. Enodis has been advised by external legal counsel that the decision concerning fraudulent transfers is in error and intends to appeal.

Other litigation

We have reached a settlement with respect to the litigation that had been pending with Loblaw Properties Limited, as described in our Fiscal 2003 Form 20-F. The terms of our settlement will have no material adverse effect on our liquidity or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

August 3, 2004	By:	/s/ David McCulloch

Name: David McCulloch
Title Chief Executive Officer